April 9, 2025

FOIA CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the unredacted version of this letter that was delivered to the Staff.

Redacted information is reflected with an “[*****].”

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-K for Fiscal Year Ended December 31, 2024 Response Dated March 10, 2025 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated March 26, 2025 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 and Form 10-K for the fiscal year ended December 31, 2024 (the “2023 Form 10-K” and “2024 Form 10-K”, respectively).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We note proposed additions and changes to our existing public disclosure using underlined text.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for a portion of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the Request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 001

United States Securities and Exchange Commission April 9, 2025 Page 2

In accordance with Rule 83, this Letter also has been clearly marked with the legend “Confidential Treatment Requested by Atlanticus Holdings Corporation” and each page is marked for the record with the identifying numbers and code “AHC3 – 001” through “AHC3 – 0010.”

Form 10-K for Fiscal Year Ended December 31, 2024

Changes in Fair Value, page 25

1.

We note your response to prior comment 1 and your statement that you will revise future filings to include disclosure related to changes in fair value of loans. We also note that this disclosure is not included in your subsequently filed December 31, 2024 Form 10-K. Please amend your December 31, 2024 Form 10-K to include disclosure, similar to your proposed disclosure included in your response, to quantify and discuss the underlying causes of each material loss or gain item impacting fair value on a gross basis recognized within “Changes in fair value of loans at fair value, included in earnings.”

Company Response:

The Company filed an amended Form 10-K/A on March 28, 2025 to correct the inadvertent omission of such information by our financial printing and EDGAR filing service provider.

Critical Accounting Estimates – Measurements for Loans at Fair value, page 39

2.

We note your disclosure that you forecast cash flows based on the individual offer type or if two or more offer types share similar performance criteria you aggregate those receivables into a single pool for evaluation and that for each identified pool, valuation models are used to calculate a stream of expected cash flows which are then discounted to derive a net present value. Please tell us in detail and revise future filings to provide additional information regarding how many pools you have, how they are determined, how often they are aggregated and whether they are stratified by vintage. Additionally, clarify if you have specific assumptions for each pool or whether you determine assumptions at the portfolio level. If you have specific assumptions for each pool, please revise your discussion of the changes in assumptions and the impact of these changes on fair value of loans, included in earnings and disclosed on page 26, to focus on the changes of assumptions at the pool level and its impact on fair value of loans, included in earnings as opposed to the overall weighted-average measure of the assumption that does not necessary explain the reasons for changes at the pool level and impact on earnings.

Company Response:

When we calculate the fair value of our loans at fair value, we forecast the performance of the underlying receivables using pools of homogenous loans. These pools are typically based on individual offer type (for both general purpose credit cards and private label credit). Each offer is designed in collaboration with our bank partners to match a consumer’s risk profile and to meet certain return requirements. This approach generally creates pools of receivables that perform in a similar manner. For offer types/retail partners that have an immaterial amount of loans at fair value, we may aggregate the receivables into a single pool for fair value calculation purposes. Currently, we forecast using 41 different pools, which further include monthly vintages within each pool. Each pool is then valued based on the historical performance of receivables within each pool. The expected cash flows from each of these pools are then discounted using discount rates applicable to each pool and which best reflect return requirements used by third-party market participants. We re-assess our identified pools quarterly to determine whether they should continue to be individually considered, further disaggregated or combined with other similar pools. Given the large number of pools, we do not believe that discussion of assumptions at the pool level would be meaningful in disclosing the results of operations (except in situations where the underlying performance of a particular pool changes significantly and then such discussion would be included) and instead believe that discussion of macro impacts driving weighted average shifts in inputs provide the best measure, as changes in the reported performance of fair value receivables are more often driven by macro shifts that may impact multiple pools. For instance, changes in consumer delinquency behavior are generally noted across all pools, as are consumer payment patterns and are impacted by seasonal behavior shifts and macro-economic events (like inflation). Conversely, certain metrics we report on a weighted basis may simply be impacted by a change in the underlying mix of receivables instead of changes in performance specific to a pool of receivables. For example, increases in the Total managed yield ratio may be driven by increases in the acquisition of receivables associated with an individual pool that consists of higher yielding receivables, thus becoming a larger percentage of the aggregated pools.

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 002

United States Securities and Exchange Commission April 9, 2025 Page 3

In future filings, we will modify our disclosure within Critical Accounting Estimates – Measurements for Loans at Fair value, to include the following:

Our valuation of loans at fair value is based on the present value of future cash flows using a valuation model of expected cash flows and the estimated cost to service and collect those cash flows. Our valuation model uses inputs that are not observable but reflect our best estimates of the assumptions a market participant would use to calculate fair value and are primarily based on historical performance of similar receivables. These internally-developed estimates of assumptions third-party market participants would use in determining fair value include estimates of gross yield billed by our bank partner, payment rates by consumers, expected credit loss rates due to nonpayment on the receivables, expected servicing costs to collect cash flows, and discount rates which estimate required returns by a purchaser of expected cash flows. We forecast our cash flows based on the individual offer type (for both general purpose credit cards and private label credit) or if two or more offer types share similar performance criteria we may further aggregate those receivables into a single pool for evaluation. While product return requirements among different offers are similar, the individual product offerings (APR, merchant fees, annual fees, etc.) necessary to achieve those returns is often unique to each offer and retailer based on several factors including acceptance rates of the offers by consumers and consumer performance data which often varies by offer type. We currently generate forecasted cash flows associated with over 40 pools (and the individual vintages within those pools) using the above criteria. For each of these identified pools, valuation models are then used to calculate a stream of expected cash flows which are then discounted to derive a net present value. Each pool has a discount rate applied that best reflects return requirements used by third-party market participants. These discount rates are primarily impacted by the relative risk profile of each pool, with those pools that generate higher yields and correspondingly higher charge-offs typically having a higher associated discount rate. These pools are re-assessed quarterly to determine if the existing pools should continue to be individually assessed, further disaggregated or combined with other similar pools.

The estimates for the above-mentioned assumptions significantly affect the reported amount (and changes thereon) of our loans at fair value on our consolidated balance sheets and consolidated statements of income. For a qualitative summary of how certain key inputs (derived from the above assumptions) to our valuation model have changed since December 31, 2024, refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, both included in this report. For more information regarding the potential impact that changes in these key inputs might have on our Income before income taxes on our Consolidated Statements of Operations, refer to Item 7A., "Quantitative and Qualitative Disclosures About Market Risk" included elsewhere in this report.

Additionally, in future filings, we will modify our disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates – Changes in Fair Value of Loans, to include the following:

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 003

United States Securities and Exchange Commission April 9, 2025 Page 4

As part of our analysis to determine the fair value of our receivables, we look at several key factors that may influence the overall fair value. Qualitative discussion of these factors is as follows:

Gross yield, net of finance charge charge-offs – We utilize gross yield, net of finance charge charge-offs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and composition of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge charge-offs rate used in our fair value calculations as of December 31, 2024, when compared to rates used as of December 31, 2023 largely due to a shift in the overall portfolio mix towards private label credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables experienced an increase in this same rate for the noted periods due to the aforementioned product, policy, and pricing changes which contributed to the majority of the $176.9 million of increased year over year net gains noted above for the year ended December 31, 2024 compared to the year ended December 31, 2023. As these product, policy and pricing changes continue to further impact both newly acquired and existing private label credit receivables and general purpose credit card receivables, we expect our gross yield, net of finance charge charge-offs rate to increase over time although the pace and timing of purchases for new general purpose credit card receivables, relative to those of private label credit receivables, could result in near term declines in this rate. The acquisition of private label credit receivables, particularly those noted above, is largely seasonal in nature, peaking in the second and third quarters of each year. As a result, we would expect this weighted average rate to decrease in those periods absent the offset of our higher yielding general purpose credit card receivables acquired during the same period. While our bank partners have enacted product, policy, and pricing changes on our existing receivables (and all newly acquired receivables), these changes will take several quarters to be fully realized.

Payment Rate – Our total portfolio payment rate has declined marginally over time largely due to the increased relative weight of acquisitions of private label credit receivables to our overall pool of receivables and did not contribute meaningfully to shifts in the fair value of receivables noted above. These receivables tend to include less finance and fee billings that factor into monthly payment amounts (due to associated merchant fee billings that provide us adequate returns on the receivables) and have payment terms that extend over longer periods. As a result, payment rates on private label credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned private label credit receivables acquired during the second and third quarters of 2024 that have limited loss exposure and tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio, which maintained relatively stable payment rates for the years ended December 31, 2024 and 2023.

Servicing Rate – Our servicing rate has fluctuated marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our aggregate pool of receivables that are 90 or more days past due also has resulted in lower expected future costs. We expect our servicing rate will remain relatively consistent over the next several quarters and as such, do not expect changes in our Servicing Rate to create a meaningful impact in our fair value calculations.

Expected Net Principal Credit Loss Rate – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools rather than changes in expected performance of those underlying pools. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second and third quarters of 2024, our Expected net principal credit loss rate has decreased. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown continued overall improvements in delinquency rates. With growth in the acquisition of our private label credit receivables, particularly those noted above with limited loss exposure, and growth in better performing general purpose credit card receivables, we expect this weighted average rate to decrease over the next several quarters (when compared to similar periods in prior years) before stabilizing. As changes in expected losses for receivables at the individual pool level did not change meaningfully, the overall impact on our fair value calculation was not meaningful although the positive impact of the improvement noted in delinquencies is included as a component of the $176.9 million of net gains noted above.

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 004

United States Securities and Exchange Commission April 9, 2025 Page 5

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent or go down). Primarily impacting modest changes in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus private label credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners that reimburse us for credit losses, our weighted average discount rate has decreased marginally. We have assigned a lower discount rate when assessing the fair value of these receivables to reflect the significantly lower risk and return characteristics. As a result, our weighted average discount rate has decreased marginally. While changes in this mix do impact the weighted average discount rate, they do not have a direct impact on the calculation of fair value for our individual pools. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. If the Federal Reserve continues to decrease interest rates or we observe a corresponding decrease in return requirements used by third-party market participants, we may further reduce our weighted average discount rate.

Note 3. Segment Reporting, page F-14

3.

Please tell us the two operating segments that are aggregated into the CaaS reportable segment. Additionally, please provide us your analysis detailing how aggregation is consistent with the objective and basic principles of ASC 280-10, how the segments have similar economic characteristics, and how the segments are similar in the areas detailed in ASC 280-10-50-11. Specific to the two operating segments having similar economic characteristics, please tell us in detail how you determined each segment would have similar long-term financial performance and provide quantified information detailing historical and current financial performance. Please provide appropriate commentary to support your quantified information.

Company Response:

As part of its review of operating segments, the Company identified three operating segments. These three segments included our Private Label Credit, General Purpose Credit Cards and Auto Finance operations. The Company then carefully evaluated ASC 280-10-50-11 to determine whether the General Purpose Credit Card and Private Label Credit segments met the aggregation criteria.

Within our Private Label Credit and General Purpose Credit Cards segments, Atlanticus’ bank partners offer multiple forms of credit lending to consumers either through direct/indirect solicitation or through our various retail partnerships. Each consumer offer is designed in collaboration with our bank partners to match a consumer’s risk profile and to meet certain return requirements for the receivables we ultimately purchase from our bank partners. While all of these consumer offers have distinct terms (consisting of over 40 pools used in our modeling, as noted above), they all represent consumer lending (primarily to less than prime consumers), have the same back office operations and interaction methods with consumers, are designed to provide a similar unlevered internal rate of return (“IRR”) and follow our bank partners’ modeling governance, policies, and procedures.

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 005

United States Securities and Exchange Commission April 9, 2025 Page 6

The objective of segment reporting, as prescribed in ASC 280, is to provide information about an entity’s different types of business activities and economic environments to help users understand the entity’s performance, assess its prospects for future cash flows, and make more informed judgments about the entity as a whole. Under ASC 280, two or more operating segments can be aggregated into a single reportable segment if:

1.	Aggregation is consistent with the objective and basic principles of ASC 280;

2.	The segments have similar economic characteristics; and

3.	If the segments are similar in all of the following areas:

●	Nature of products and services;
●	Nature of productions process;
●	Type or class of customer for the products and services;
●	The methods used to distribute the products or provide services; and
●	The nature of the regulatory environment.

Below we apply the requirements referenced above to our General Purpose Credit Card and Private Label Credit segments.

Similar Economic Characteristics

The forms of consumer lending noted in the General Purpose Credit Card and Private Label Credit segments involve many different types of offers to consumers. Our General Purpose Credit Card receivables tend to have higher yields coupled with higher charge-offs, whereas our Private Label Credit receivables tend to have lower effective yields, but correspondingly lower charge-offs. Even within these two segments there is significant variability in the products offered, with a wide range in fee structures, each tailored to consumers based on risk profiles. Regardless of the specific fee structure, each of these products is designed to provide a similar IRR on invested capital when viewed at the segment level.

When comparing economic characteristics for each segment, we first considered IRR, which management uses to assess product performance and guide future product pricing. Second, we reviewed the cost to service these assets to consider the similarities in cost structures. Third, we compared the segment margins to consider the actual periodic returns on investments in the measured periods. These results, along with the additional similarities noted below, guided our determination that the two segments were closely aligned in both design, historical performance and targeted future performance.

●	As demonstrated by the following graph, targeted (and actual) IRR for each segment is designed to fall within a similar range with actual performance moving in tandem;

[*****]1

1 Omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 006

United States Securities and Exchange Commission April 9, 2025 Page 7

As demonstrated by the following graph, historical direct operating expense to service acquired receivables (as an annualized percentage of Aggregate unpaid gross balance of loans carried at fair value) has been consistent over time and is forecast to remain consistent (direct operating expense to service acquired receivables include those costs associated with servicing and collecting on receivables):

[*****]1

●	As demonstrated below, performance of segment vintages has been similar between the two segments (in thousands).

1 Omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 007

United States Securities and Exchange Commission April 9, 2025 Page 8

[*****]1

●	Investments in infrastructure are aligned to provide benefit to the consumer regardless of product type through a common digital customer service center and customer call center.
●

With substantially all consumers falling in the less than prime category, the underlying receivable performance is generally impacted by the same macro-economic characteristics. The customer base for the product offerings has similar economic overlap such that macro events impacting one segment will often result in similar performance improvements/degradation across both segments.

●	Capital costs in the asset backed securities markets are similar between the two segments.

Our analysis of the similarity of the operating segments’ IRR, margins and direct operating expenses considered historical and forecasted performance over a multi-year period. For the historical and forecast periods analyzed, our analysis demonstrated a tight range differential (within the low single-digit range) for IRRs. The slightly higher IRR performance noted in General Purpose Credit Cards for 2024 and beyond was driven by pricing changes taken during 2024 in anticipation of CFPB rule changes regarding late fees. These changes were not as impactful on our Private Label Credit products. Additionally, over the time periods presented in the graph above, the General Purpose Credit Card and the Private Label Credit IRRs moved in tandem based on macro-economic factors in each period.  We believe these analyses support the conclusion that the General Purpose Credit Card and Private Label Credit operating segments are expected to have similar long-term economic characteristics.

Nature of Products/Services and Production Process

As discussed above, all offers, presented by our bank partners to consumers, represent unsecured forms of revolving consumer lending to U.S. based consumers. Both segments contain receivables associated with a range of these offers, all of which are designed to produce a similar IRR. Whether the consumer applies online, in a retail storefront or other means of an inbound account application, the consumer goes through a similar decisioning process and, if approved, is issued a credit card that can be used on a revolving basis. General Purpose Credit Cards and Private Label Credit cards are issued through the same bank partners and consumer transaction history is maintained on the same system of record. The customer service centers in place to handle consumer inquiries are the same and the delinquency and collection process thereon is also the same across both segments.

Type or Class of Customer

Substantially all the customers for our General Purpose Credit Card and Private Label Credit products represent consumers in the less than prime space. In each segment the consumers typically have FICO scores in the mid 600’s and both have the majority of their customer base in the 35-65 age range. As discussed above, consumers receive offers that most closely match their credit profiles to ensure adequate returns on invested capital. When aggregated, these offers are designed to produce overall vintage IRR returns in the [*****]1 range.

1 Omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 008

United States Securities and Exchange Commission April 9, 2025 Page 9

Distribution Methods

While consumers within the General Purpose Credit Card segment may initially receive marketing materials via direct mail, email or through third party marketing sites, our Private Label Credit consumers most often interact with the product via a visit to a retail partner location (either on the internet, through a retail location or through a direct solicitation from a retail partner). From this point forward, distribution to both consumers is similar. The customer would apply to our bank partners through one of our customer facing applications. This application would then run through a credit decisioning tool that is used for consumer offers in both segments (tailored for each specific offer). This decisioning tool typically provides an immediate credit decision to the consumer. As discussed above in the Nature of Products/Services and Production Process, the rest of the customer interaction is also closely aligned from delivery of information, customer service provided, and collections on delinquent accounts. All customers of the Banks are serviced on the same mobile application infrastructure.

Regulatory Environment

The operations of our General Purpose Credit Segment and Private Label Credit Segment and the operations of the issuing bank partners through which the credit products we service are originated are subject to the jurisdiction of federal, state and local government authorities, including the SEC, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Federal Trade Commission, state regulators having jurisdiction over financial institutions and debt origination and collection and state attorneys general. These regulations apply similarly to both operating segments and, as a result, we consider both to operate in a similar regulatory environment.

Conclusion

Management concluded that aggregating the General Purpose Credit Card and Private Label Credit operating segments into a single reportable segment was consistent with the requirements of ASC 280 based on the operating segments’ economic and other qualitative similarities indicated in ASC 280-10-50-11. This aggregation helps investors understand performance and assess future cash flow prospects based on the underlying performance of a broad mix of consumer receivables within the two segments. Our ability to acquire this broad array of receivables between our two operating segments enables us to drive incremental growth and achieve desired consolidated returns that allow investors to better assess the overall performance of our invested capital.

Management, investors, industry analysts and others assess growth opportunities and future cash flow prospects at the CaaS reportable segment level. Growth in one often provides opportunities for growth in the other through cross channel marketing or relationships. For example, our partnership with Synchrony, as their preferred second look financing solution, provides opportunities for growth within both segments. Further, Company management continues to make future capital allocations based on the performance of a variety of acquired consumer receivables. We believe that investors and analysts will continue to prioritize management’s overall ability to provide adequate returns on invested capital in less than prime receivables, regardless of the underlying product type. The ability of each operating segment to leverage receivables underlying a variety of consumer finance offerings and drive segment growth indicates these businesses are inherently similar, a position that has been recognized by the users of our financial statements and is central to our corporate strategy of facilitating a broad array of financial services to as many consumers as possible.

*  *  *  *  *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,
/s/ Paul Davis Fancher
Paul Davis Fancher

Confidential Treatment Requested by Atlanticus Holdings Corporation

AHC3 - 009

United States Securities and Exchange Commission April 9, 2025 Page 10

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)